Exhibit 99.2

Execution Version

SHARE PURCHASE AGREEMENT

by and between

DADA AUTO

BENOI ROAD LIMITED

POWERTECH HOLDINGS COMPANY LIMITED

MR. NG HAK YIU

and

SINOPOWER HOLDINGS INTERNATIONAL CO. LIMITED

Dated June 12, 2023

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ii

SCHEDULES AND EXHIBITS

Schedule A Certain Shareholder Rights

Schedule B Company Disclosure Schedule

Exhibit A Form of Instrument of Transfer and Bought and Sold Notes

Exhibit B Form of Employment Agreements

Exhibit C Form of Deed of Non-Competition

Exhibit D Form of Option Award Agreement

Exhibit E Form of Deeds of Release

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated June 12, 2023, is entered into by and between (i) Dada Auto, an exempted company incorporated under the laws of the Cayman Islands (the “Purchaser”), (ii) Benoi Road Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Seller”), (iii) Powertech Holdings Company Limited (the “Founder Holdco”), (iv) Mr. Ng Hak Yiu, an individual (the “Founder”) and (v) Sinopower Holdings International Co. Limited, a company limited by shares incorporated under the laws of Hong Kong (the “Company”).

W I T N E S S E T H:

WHEREAS, in connection with a secured revolving loan facility in the amount of US$10,000,000 provided by the Seller to the Company, the Company issued and allotted to the Seller, on or about February 15, 2023, 99,999,000 ordinary shares, constituting 99.999% of the issued and outstanding shares of the Company.

WHEREAS, the Founder Holdco is the record holder of 1,000 ordinary shares of the Company, constituting 0.001% of the issued and outstanding shares of the Company.

WHEREAS, the Purchaser desires to purchase from the Seller and the Seller desires to sell to the Purchaser the Purchased Shares (as defined below) in exchange for the Purchase Price (as defined below) and the waiver and cancellation of all indebtedness owed by the Company to the Seller.

WHEREAS, each party hereto intends to set out in this Agreement certain of its rights and obligations upon the sale and purchase of the ordinary shares as contemplated above.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“ABAC Laws” has the meaning ascribed to it in Section 3.16(a).

“Affiliate” means any other Person that directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person, including without limitation, with respect to any Person that is an individual, his or her Immediate Family Members.

“Aggregate Purchase Price” as the meaning ascribed to it in Section 2.2.

“Agreed Board Composition” has the meaning ascribed to it in Section 6.11.

“Agreement” has the meaning ascribed to it in the Preamble.

“Anti-Money Laundering Laws” as the meaning ascribed to it in Section 3.16(c).

“Applicable Accounting Standard” means the Hong Kong Financial Reporting Standards or other accounting standards adopted by the Company and applied consistently throughout the Financial Statements.

“Audited Financial Statements” has the meaning ascribed to it in Section 3.7(a).

“Balance Sheet Date” has the meaning ascribed to it in Section 3.7(a).

“Benefit Plan” has the meaning ascribed to it in Section 3.17.

“Board” means the board of directors of the Company.

“Business” means, in respect of a Group Company, the business as it currently conducts and, in respect of the Group Companies, the business as the Group Companies, taken as a whole, currently conduct.

“Business Day” means a day that is not a Saturday or Sunday or another day on which banks in Hong Kong, the PRC or the Cayman Islands are required or authorized to be closed.

“Closing” has the meaning ascribed to it in Section 2.3.

“Closing Date” has the meaning ascribed to it in Section 2.3.

“Company” has the meaning ascribed to it in the Preamble.

“Company Fundamental Warranties” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4 and Section 3.5.

“Company Incentive Plan” means all employee share incentive plan or similar plan of the Company, or any arrangement pursuant to which any director, officer, employee or consultant of any Group Company may receive any equity incentive (whether in the form of options, restricted shares, restricted shares units or otherwise) from any Group Company.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, franchise or license (whether written or oral).

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or similar governing body) of such Person; the term “Controlled” has the meaning correlative to the foregoing.

“Debt Cancellation Effective Time” has the meaning ascribed to it in Section 6.14.

“Deed of Non-Competition” means the Deed of Non-Competition, dated the Closing Date, made by the Founder Holdco, the Founder, and other members of the Key Management in favor of the Purchaser and the Company. The agreed form of the Deed of Non-Competition is attached hereto as Exhibit C.

“Deeds of Release” means, collectively, the deed of release (debentures) and the deed of release (guarantees), in each case to be dated the Closing Date and entered into by the Seller in favor of the Company, the Founder Holdco and other parties specified therein, in form and substance acceptable to the Purchaser. The agreed forms of each Deed of Release are attached hereto as Exhibit E.

“Disclosure Schedule” means the disclosure schedule dated as of the date hereof and attached to this Agreement as Schedule B.

“Employment Agreements” means, collectively, the employment agreements to be entered into on the Closing Date between the Company and each member of the Key Management. The Employment Agreements are meant to replace and override the employment agreements that were entered into between the Company and member of the Key Management prior to the Closing Date. The agreed form of the Employment Agreements is attached hereto as Exhibit B.

“Equity Securities” means, with respect to any Person, such Person’s capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“Existing Articles” means the memorandum and articles of association of the Company adopted on July 26, 2019.

“Facility Agreement” means the facility agreement relating to a US$10,000,000 secured revolving loan facility dated February 15, 2023 by and between SolarPower Engineering Solution Co. Limited as borrower and the Seller as lender.

“Facility Indebtedness” means any and all Indebtedness owing by the Group Companies and the Founder Holdco to the Seller or any Affiliate of the Seller under and in connection with the Facility Agreement.

“FCPA” has the meaning ascribed to it in Section 3.16(a).

“Financial Statements” has the meaning ascribed to it in Section 3.7(a).

“Founder” has the meaning ascribed to it in the Preamble.

“Founder Holdco” has the meaning ascribed to it in the Preamble.

“Government Authority” means supranational, national, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority, and any securities exchange on which the securities of any Party or its Affiliates are listed.

“Group Companies” means the Company and any Person (other than a natural person) that is directly or indirectly Controlled by the Company.

“HKIAC Rules” has the meaning ascribed to it in Section 10.3(a).

“Immediate Family Members” means, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological) and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment, breakage and redemption costs, premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations (contingent or otherwise) of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention the ordinary course of business consistent with the past practice of such Person; (iii) all capitalized lease obligations; (iv) all obligations and Liabilities payable upon termination of interest rate protection agreements, foreign currency exchange agreements or other interest rate or exchange rate hedging or swap arrangements; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Party” has the meaning ascribed to it in Section 9.2(c)(i).

“Indemnifying Party” has the meaning ascribed to it in Section 9.2(c)(i).

“Intellectual Property” means all U.S. and non-U.S. intellectual property, including (i) all intellectual property rights in inventions, discoveries, and processes, and all patents, and patent disclosures, (ii) all trademarks, service marks, trade names, brand names, trade dress rights, logos, Internet domain names and corporate names, and, to the extent recognized under applicable Law, other source indicators, and the goodwill of the business symbolized thereby, (iii) all copyrights and works of authorship in any media, including all designs, (iv) all computer software, databases and programs, (v) all trade secrets, know-how, and other proprietary or confidential information and (vi) all applications, registrations, renewals, foreign counterparts, extensions, continuations, continuations-in-part, re-examinations, reissues, and divisionals of the foregoing.

“Key Management” means the Founder, Huang Zhen Kun, Lau Kit Yan (Mark), Ng Sze Wai (Anthony), Yip Chun Kit (Carl), Deng Miaojuan (Suz), Lee Kwong Faat (Isaac), and Jake Tse.

“Knowledge of the Company” means the knowledge actually possessed, or should have been possessed after due inquiry, by the Founder or any officer or employee of any Group Company.

“Law” means any foreign, federal, state, municipal or local law, statute, code, ordinance, rule, decree, regulation or any common law of any Government Authority or jurisdiction.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings or investigations (whether civil or criminal, judicial or administrative, at law or in equity, or public or private) by or before a Government Authority.

“Liability” means any indebtedness, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including those arising under any Law, Order, Legal Proceeding or Contract and including all costs and expenses relating thereto.

“Lien” means any lien (including, without limitation, tax lien), encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, restrictive covenant, right of first refusal, right of first offer, easement, servitude or other restriction having similar effect.

“Long Stop Date” means July 31, 2023.

“Losses” has the meaning ascribed to it in Section 9.2(a).

“Material Adverse Effect” means any change, circumstance, event or effect that, individually or in the aggregate, is or would be materially adverse to (a) the business, operations, assets, Liabilities, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole; or (b) the ability of any Party other than the Purchaser to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder and under any other Transaction Documents.

“Material Contract” means each Contract (other than the Transaction Documents) to which a Group Company is a party or otherwise bound that (i) involves payments (or a series of payments), contingent or otherwise, of US$50,000 (or the equivalent thereof in another currency) or more individually, in cash, property or services, or extends for more than one year beyond the date of this Agreement; (ii) is with a Government Authority; (iii) limits or restricts any Group Company’s ability to compete or otherwise conduct the Business in any manner, time or place, or that contains any exclusivity or change in control provision, (iv) grants a power of attorney, agency or similar authority; (v) relates to Indebtedness, provides for an extension of credit, provides for indemnification or any guaranty, or provides for a “keep well” or other agreement to maintain any financial statement condition of another Person, (vi) relates to any Intellectual Property, other than “shrink-wrap” or “off-the-shelf” commercially available software, (vii) is a Related Party Contract, (viii) is a lease on real or personal property, (ix) is an insurance policy, (x) is outside the ordinary course of business of any Group Company, or (xi) is otherwise material to any Group Company or is a Contract on which any Group Company is substantially dependent.

“Material License” means all franchises, permits, licenses, approvals, authorizations and any similar document issued or granted by any Government Authority that are, individually or in the aggregate, material for the conduct of the Business of the Group Companies, taken as a whole.

“Option Award Agreement” means the option award agreement to be entered into on the Closing Date between the Company and the Founder, pursuant to which the Company will grant an option to purchase certain newly issued Ordinary Shares to the Founder. The agreed form of the Option Award Agreement is attached hereto as Exhibit D.

“Order” means any written order, injunction, judgment, decree, legally binding notice, ruling, writ, assessment or arbitration award of a Government Authority.

“Ordinary Shares” or “Shares” means the ordinary shares in the capital of the Company, with no par value.

“Outgoing Directors” means all directors of the Board other than the individual director(s) of the Board as of the date hereof who will remain as director(s) of the Board upon the Closing in accordance with the Agreed Board Composition.

“Party” means a party to this Agreement.

“Permit” means any approval, authorization, consent, license, permit or certificate of or issued by a Government Authority.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Government Authority or other entity.

“PRC” or “China” means the People’s Republic of China, excluding, for purposes of this Agreement, Hong Kong, Macau and Taiwan.

“Purchased Shares” means 89,999,000 Ordinary Shares held or beneficially owned by the Seller as of the date hereof.

“Purchaser” has the meaning ascribed to it in the Preamble.

“Purchaser Indemnitee” has the meaning ascribed to it in Section 9.2(a).

“Related Party” means (i) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of any Group Company, (ii) any director or officer of any Group Company, and (iii) the Affiliates of the Persons enumerated under (i) and (ii), in each case of (i), (ii) and (iii), excluding any Group Company.

“Related Party Contracts” has the meaning ascribed to it in Section 3.18(a).

“Release” has the meaning ascribed to it in Section 6.10(a).

“Released Claims” has the meaning ascribed to it in Section 6.10(a).

“Released Persons” has the meaning ascribed to it in Section 6.10(a).

“Releasing Persons” has the meaning ascribed to it in Section 6.10(a).

“Relevant Business” means the rooftop solar energy business in Hong Kong.

“Representatives” has the meaning ascribed to it in Section 3.16(a).

“Sanctions Laws” has the meaning ascribed to it in Section 3.16(b).

“Seller” has the meaning ascribed to it in the Preamble.

“Seller Bank Account” means

Beneficiary Bank: DBS BANK LTD., HONG KONG BRANCH

Address: 18 Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong

SWIFT Code: ***

Account Name: ***

Account Number (US$): ***

Correspondent Bank: JP Morgan Chase Bank, New York, USA

Correspondent Bank SWIFT: ***

“Seller Fundamental Warranties” means the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.5.

“Seller Subscription Agreement” means the Subscription Agreement, dated February 15, 2023, by and between the Company, the Seller and the Founder Holdco.

“Straddle Period” means any taxable period that begins on or prior to and ends after the Closing Date.

“Tax” or “Taxes” means (i) in the PRC: (a) any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, and other social insurance withholding), housing funds and tariffs (including import duty and import value-added tax), and other taxes, charges, fees, levies, or other assessments of any kind whatsoever as applicable, (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Government Authority in connection with any item described in clause (a) above, and (c) any form of transferor liability imposed by any Government Authority in connection with any item described in clauses (a) and (b) above, and (ii) in any jurisdiction other than the PRC: all similar liabilities as described in clause (i) above.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes any Group Company.

“Third Party Claim” has the meaning ascribed to it in Section 9.2(c)(ii).

“Third Party Consents” has the meaning ascribed to it in Section 6.4.

“Transaction Documents” means this Agreement, the Deeds of Release, the Employment Agreements, the Option Award Agreement, the Deed of Non-Competition and other agreements or documents required to be executed or delivered by any Party in connection with the consummation of the transactions contemplated by this Agreement.

“Transaction Expenses” has the meaning ascribed to it in Section 10.1.

“Transfer” means, with respect to any Equity Securities of any Person, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Equity Securities or any participation or interest therein, whether directly or indirectly (including pursuant to a derivative transaction), or to agree or commit to do any of the foregoing, and, (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation or other transfer of such Equity Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing.

“Unaudited Financial Statements” has the meaning ascribed to it in Section 3.7(a).

“Warrantors” means, collectively, the Company, the Founder and the Founder Holdco.

Section 1.2 Interpretation and Rules of Construction.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) the provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement;

(ii) any reference in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. All Exhibits and Schedules hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(iii) any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(iv) the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(v) words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(vi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded;

(vii) the term “non-assessable,” when used with respect to any Shares, means that no further sums are required to be paid by the holders thereof in connection with the issue thereof; and

(viii) except as otherwise provided herein, any reference in this Agreement to $ or US$ means U.S. dollars, the lawful currency of the United States.

(b) In the event an ambiguity or question of intent or interpretation arises, no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

SALE AND PURCHASE

Section 2.1 Sale and Purchase of Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, the Purchased Shares, at the Aggregate Purchase Price, free and clear of all Liens.

Section 2.2 Purchase Price. The aggregate purchase price for all Purchased Shares (the “Aggregate Purchase Price”) shall be US$6,085,200.68 in cash.

Section 2.3 Closing Date. Subject to the terms and conditions of this Agreement, the sale and purchase of all Purchased Shares as contemplated by this Agreement (the “Closing”) shall take place via the remote exchange of electronic documents and signatures on a date that is no later than the fifth (5th) Business Day after the satisfaction or valid waiver of each of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) (the date on which the Closing occurs, the “Closing Date”), unless another time, date or place is agreed to in writing by the Purchaser and the Seller. All transactions occurring at the Closing shall be deemed to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed concurrently, and no proceedings shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

Section 2.4 Closing Deliveries by the Company. At the Closing, the Company shall deliver, the Founder shall cause the Company to deliver, and the Seller shall provide reasonable cooperation (to the extent it is possible for the Seller to cooperate) for the Company to deliver:

(a) to the Purchaser:

(i) a copy of the register of members of the Company, dated the Closing Date and duly certified by the registered office provider of the Company, evidencing the ownership by the Purchaser of all of the Purchased Shares free and clear of all Liens;

(ii) a share certificate in the name of the Purchaser, dated the Closing Date and duly executed by a director of the Board, evidencing the ownership by the Purchaser of all of the Purchased Shares free and clear of all Liens;

(iii) a copy of the register of directors of the Company, dated the Closing Date and duly certified by the registered office provider of the Company, evidencing the composition of the Board to be the Agreed Board Composition;

(iv) a copy of the memorandum and articles of association of the Company as in effect immediately prior to the Closing which shall be the Existing Articles.

(v) duly executed resignation and release letters, dated the Closing Date and in the form provided by the Purchaser, of each of the Outgoing Directors evidencing their resignation as members of the Board;

(vi) the Deed of Non-Competition, dated the Closing Date, duly executed by the Company;

(vii) the Employment Agreements, dated the Closing Date, duly executed by the Company;

(viii) the Option Award Agreements, dated the Closing Date, duly executed by the Company;

(ix) a copy of the resolutions duly and validly adopted by the Board prior to the Closing Date and duly certified by a director of the Board, evidencing the authorization by the board of directors of the Company of the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including (A) the resignation or removal (as applicable) of the Outgoing Directors; (B) the Agreed Board Composition including the appointment of the Purchaser Directors; and (C) the transfer of the Purchased Shares as contemplated by this Agreement;

(x) a copy of the resolutions duly and validly adopted by the shareholders of the Company prior to the Closing Date and duly certified by a director of the Board, evidencing the shareholders’ authorization of the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including (A) the removal (if necessary) of the Outgoing Directors; (B) the Agreed Board Composition including the appointment of the Purchaser Directors; and (C) the transfer of the Purchased Shares as contemplated by this Agreement, and containing each shareholder’s irrevocable waiver of any and all preemptive right, right of first refusal, tag-along rights and all other similar rights under the Existing Articles or otherwise; and

(xi) the closing certificate of the Company and the Seller as contemplated by Section 7.2(i).

Section 2.5 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered:

(a) to the Purchaser:

(i) an instrument of transfer and sold note in the form of Exhibit A hereto with respect to the Purchased Shares, duly executed by such Seller; and

(ii) the original share certificate(s) representing the Purchased Shares (such share certificate(s) to be voided by the Company) or, if such original share certificate(s) could not be returned to the Company at the Closing, an affidavit and indemnity for lost share certificate in form and substance acceptable to the registered office provider of the Company and the Purchaser in respect of the Purchased Shares; and

(iii) a copy of the resolutions or other internal authorizations duly and validly adopted by the board of directors and shareholders of the Seller and certified by a duly authorized signatory of the Seller, evidencing its authorization of the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; and

(iv) the Deeds of Release, each undated but duly executed by the Seller, together with all original share certificates and ancillary documents previously delivered to the Seller under each relevant “Released Security Document” (as defined in the relevant Deed of Release) and required to be returned by the Seller under the relevant Deed of Release.

Section 2.6 Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered:

(a) to the Seller, against and upon the Purchaser’s receipt of all the applicable closing deliverables set forth in this Article II:

(i) an amount equal to the Aggregate Purchase Price, by wire transfer of immediately available funds in U.S. dollars to the Seller Bank Account, such payment to be evidenced by an irrevocable instruction of payment (e.g., MT-103).

(b) to the Founder:

(i) the Deed of Non-Competition, dated the Closing Date, duly executed by the Purchaser;

Section 2.7 Closing Deliveries by the Founder. At the Closing, the Founder shall deliver or cause to be delivered:

(a) to the Purchaser and the Company:

(i) the Deed of Non-Competition, dated the Closing Date, duly executed by the Founder Holdco and the Founder;

(ii) the Employment Agreements, each dated the Closing Date, duly executed by each member of the Key Management; and

(iii) the Option Award Agreement, dated the Closing Date, duly executed by the Founder.

(b) to the Purchaser, the Seller and the Company:

(i) a waiver in form and substance acceptable to the Purchaser, pursuant to which the Founder Holdco irrevocably waives the Call Option (as defined in the Seller Subscription Agreement) and the rights relating thereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE GROUP

COMPANIES

The Warrantors jointly and severally represent and warrant to the Purchaser that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing Date (unless any representations and warranties expressly relate to another date, in which case as of such other date).

Section 3.1 Organization; Good Standing. The Company is a company limited by shares duly organized, validly existing and in good standing under the laws of Hong Kong and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as now conducted and is in good standing under the laws of each jurisdiction in which such qualification or authorization is required. True and complete copies of the Existing Articles, which are in full force and effect as of the date hereof and as of immediately prior to the Closing, have been made available to the Purchaser.

Section 3.2 Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Company. This Agreement has been, and each of the other Transaction Documents to which the Company is a party will be at or prior to the Closing, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which the Company is a party will constitute, legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms.

Section 3.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery and performance by the Company of this Agreement or the other Transaction Documents to which the Company is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will breach or conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) or loss of a benefit under, or give rise to a right of termination, consent or cancellation or increase in any fee, liability or obligation under, any provision of (i) the Existing Articles or the memorandum and articles of association or comparable organizational documents of any other Group Company, (ii) any Material Contract or Material License, (iii) any Order applicable to any Group Company or by which any of the properties or assets of any Group Company are bound; or (iv) any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Government Authority or any other Person is required in connection with the execution and delivery of this Agreement or the other Transaction Documents or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby.

Section 3.4 Capitalization.

(a) The entire issued and outstanding share capital of the Company consists of 100,000,000 Ordinary Shares. The Purchased Shares constitute 89.999% of the issued and outstanding shares of the Company.

(b) All of the issued and outstanding shares of the Company are duly authorized, validly issued, fully paid and non-assessable. Section 3.4(b) of the Disclosure Schedule sets forth a complete and accurate list of all of the record and beneficial holders of the Ordinary Shares and the respective number of Ordinary Shares held thereby.

(c) No Company Incentive Plan exists. Except as contemplated by the Transaction Documents, there are no outstanding Ordinary Shares or any other shares or equity of the Company, or any securities convertible into or exercisable or exchangeable for any of the foregoing, or any other options, warrants, rights (including conversion or preemptive rights and rights of first refusal), subscriptions, or other rights, proxy or shareholders agreements or Contracts of any kind, either directly or indirectly, entitling the holder thereof to purchase or otherwise acquire or to compel the Company to issue, repurchase or redeem any share or other securities of the Company. None of the Group Companies is under any obligation to register any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities under the Securities Act of 1933, as amended, of the United States, nor is any Group Company obligated to register or qualify any such securities under the securities laws of any state of the United States or to list any of such securities in the Cayman Islands, Hong Kong or any other jurisdiction, and none of the Group Companies is a party or subject to any Contract that affects or relates to the voting or giving of consents with respect to, its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. No shareholders agreement of the Company is in force. The shareholders agreement attached as Schedule 5 to the Seller Subscription Agreement has never been entered into.

Section 3.5 Group Companies.

(a) Section 3.5(a) of the Disclosure Schedule sets forth a complete and accurate list of the Group Companies other than the Company and, for each such Group Company, its name, the jurisdiction in which it is incorporated or organized, the names of its shareholders and the amount of share capital or other equity interest in such Group Company held by each such shareholder. Each such Group Company (i) is a duly organized and validly existing entity and, where applicable, in good standing under the laws of the jurisdiction of its organization; (ii) is duly qualified or authorized to do business as a foreign corporation or entity and, where applicable, is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization; and (iii) has all requisite corporate or entity power and authority to own, lease and operate its properties and carry on its business as now conducted. Except as set forth in Section 3.5(a) of the Disclosure Schedule, none of the Group Companies is a participant in any joint venture, partnership or other similar arrangement, or otherwise owns or Controls (directly or indirectly) any share or interest in any Person.

(b) All the outstanding share capital, registered capital or other equity interest of each Group Company is validly issued, fully paid and non-assessable and are owned free and clear of all Liens. Except as disclosed in Section 3.5(b) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), subscriptions, or other rights, proxy or shareholders agreements or Contracts of any kind, either directly or indirectly, entitling the holder thereof to purchase or otherwise acquire or to compel any of the Group Companies (other than the Company) to issue, repurchase or redeem any share or other securities of any Group Company. No Group Company is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the registration of, any share or other securities of any Group Company.

(c) No Person is entitled to serve or appoint any Person to serve as an observer on the Board.

Section 3.6 Corporate Books and Records. Each Group Company has provided to the Purchaser or its counsel a copy of its minute books. Such copy is true, correct and complete, and contains all amendments and all minutes of meetings and actions taken by the applicable Group Company’s shareholders and directors since the time of incorporation through the date hereof, and reflects all transactions referred to in such minutes accurately in all material respects. All board and shareholder resolutions, charter documents (and any amendments thereto) and any other filings of the Group Companies, if required to be filed under applicable Law, have been duly filed with the relevant Government Authority within the required deadlines.

Section 3.7 Financial Statements.

(a) True and complete copies of (i) the audited consolidated balance sheet of the Company for each of the two fiscal years ended December 31, 2020 and 2021, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto, (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company for the fiscal year ended December 31, 2022 and the period from January 1, 2023 to April 30, 2023, and the related unaudited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (December 31, 2021 is hereinafter referred to as the “Balance Sheet Date”) (collectively, the “Unaudited Financial Statements” and, collectively with the Audited Financial Statements, the “Financial Statements”) have been delivered by the Company to the Purchaser. The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Group Companies, (ii) present fairly the consolidated financial condition and results of operations of the Group Companies as of the dates thereof and for the periods covered thereby, (iii) have been prepared in accordance with the Applicable Accounting Standard applied on a basis consistent with the past practices of the Group Companies, and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the consolidated financial condition of the Group Companies and the results of the operations of the Group Companies as of the dates thereof and for the periods covered thereby.

(b) All of the accounts receivable owing to any Group Company, including without limitation all accounts receivable set forth on the Financial Statements, constitute valid and enforceable claims and are good and collectible in the ordinary course of business in all material respects, and reserves therefor shown on the Financial Statements are adequate and on a basis consistent with the Applicable Accounting Standard. No further goods or services are required to be provided in order to complete the sales and to entitle the respective Group Company to collect such accounts receivable in full. There are no material contingent or asserted claims, refusals to pay, or other rights of set-off with respect to any Group Company.

(c) No Group Company has any Liabilities other than (i) Liabilities reflected or reserved in the Financial Statements, and (ii) Liabilities incurred in the ordinary course of business after the Balance Sheet Date which do not and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 3.8 Sufficiency; Relevant Business.

(a) The Group Companies is carrying out the Business in the ordinary course of business. The Business is a going concern. The businesses and assets that are held by the Group Companies and will remain held by the Group Companies upon the Closing constitute all of the assets, businesses, rights, Permits, Intellectual Property, data and Contracts necessary and sufficient to conduct the Business in the same manner as conducted as of the date hereof.

(b) Other than the Group Companies, the Founder does not directly or indirectly own, operate or Control or possess a right to own, operate or Control any Person engaged in the Relevant Business. None of the Founder and members of the Key Management is engaged in the Relevant Business other than through the Group Companies.

Section 3.9 Absence of Certain Changes. Except as disclosed in Section 3.9 of the Disclosure Schedule, since the Balance Sheet Date, each Group Company has operated its businesses and assets in the ordinary course consistent with past practice. Without limitation to the generality of the foregoing, no Group Company has, since the Balance Sheet Date:

(a) entered into any transaction that was not in the ordinary course of business consistent with past practice; or made any material changes in the customary methods of operations of any Group Company;

(b) acquired, sold, transferred, leased, subleased, licensed or otherwise disposed of any material properties or assets, or permitted or allowed any assets to be subject to any Liens (other than Liens for Taxes in the ordinary course of business consistent with past practice that are not yet due and payable), or, except in the ordinary course of business consistent with past practice, discharged or otherwise obtained the release of Liens related to any Group Company or paid or otherwise discharged any Liability;

(c) written down or written up (or failed to write down or write up in accordance with the Applicable Accounting Standard consistent with past practice) the value of any accounts receivable or revalued any of the assets of the Group Companies, other than in the ordinary course of business consistent with past practice and in accordance with the Applicable Accounting Standard;

(d) made any change in any method of accounting or accounting practice or policy used by any Group Company, other than such changes required by the Applicable Accounting Standard;

(e) amended, terminated, cancelled or compromised any material claim of any Group Company or waived any other material right of value to any Group Company;

(f) issued or sold any equity or debt securities, or any option, warrant or other right to acquire the same, of any Group Company; or redeemed any equity interest in any Group Company or declared, made or paid any dividends or other distributions (whether in cash, securities or other property) to the holders of equity interests in any Group Company;

(g) made any capital expenditure or commitment for any capital expenditure in excess of US$100,000 (or the equivalent thereof in another currency) individually or US$250,000 (or the equivalent thereof in another currency) in the aggregate;

(h) made, revoked or changed any Tax election or method of Tax accounting or settled or compromised any Liability with respect to Taxes of any Group Company;

(i) incurred any Indebtedness; failed to pay any creditor any amount owed to such creditor when due; or incurred any Liability except (A) Liabilities incurred in the ordinary course of business consistent with past practice or (B) Liabilities that do not exceed US$100,000 individually (or the equivalent thereof in another currency) or US$250,000 (or the equivalent thereof in another currency) in the aggregate;

(j) made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any Person, other than travel advances and other advances made to employees in the ordinary course of business consistent with practice;

(k) made any material change in any compensation or benefit arrangement or agreement with any employee of any Group Company; or made any amendments or modifications to any Company Share Incentive Plan or issued any Company Share Award thereunder, except as expressly contemplated by this Agreement and the other Transaction Documents;

(l) entered into any transaction with any Related Party;

(m) terminated the employment of, or received any resignation from, any member of the Key Management of any Group Company;

(n) suffered any labor dispute involving any Group Company or any of its respective employees;

(o) amended, modified or consented to the termination of any Material Contract or the Group Companies’ rights thereunder, or entered into any Material Contract;

(p) amended or restated the memorandum and articles of association (or equivalent organizational documents) of any Group Company;

(q) suffered any Material Adverse Effect; or

(r) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.9 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.9, except as expressly contemplated by this Agreement and the other Transaction Documents.

Section 3.10 Legal Proceedings. Except as disclosed in Section 3.10 of the Disclosure Schedule, there is no Legal Proceeding against any Group Company, or against any employee, officer or director of any Group Company in connection with their relationship with the Group Companies, pending or, to the Knowledge of the Company, threatened, including but not limited to any Legal Proceeding that questions the validity of the Transaction Documents, the right of the Company or the Founder to enter into any Transaction Document, the rights and obligations of the Company or the Founder to consummate the transactions contemplated by any Transaction Document. There is no Order in effect against any Group Company or the Founder that would or would reasonably be expected to restrict the Company or the Founder from performing its obligations under any Transaction Document or consummating the transactions contemplated under any Transaction Document. There is no Legal Proceedings initiated by any Group Company pending or which any of them intends to initiate.

Section 3.11 Title to Properties; Liens and Encumbrances. Each Group Company solely owns or leases all properties and assets necessary to conduct the Business, and none of such leased properties or assets are owned by the Founder or any other Related Party. Each Group Company has good and marketable title to all its properties and assets, both real and personal, including without limitation all properties and assets set forth on the Financial Statements, and has good title to all its leasehold interests, in each case not being subject to any Liens. With respect to leased properties and assets, each Group Company is in compliance with all applicable leases. All properties and assets of each Group Company are in a good state of repair and in good working condition other than any normal wear and tear.

Section 3.12 Intellectual Property.

(a) Each Group Company owns, has the sufficient rights (including but not limited to the rights of development, maintenance, licensing and sale) to, or otherwise has the licenses to use all Intellectual Property necessary to conduct the Business without any conflict with or infringement of the rights of any other Person. No claims have been asserted against any Group Company and remain unresolved, nor is any Group Company aware of any threatened claim or demand, by any other Person (i) challenging or questioning such Group Company’s validity, enforceability, ownership, right to, or use of any of the Intellectual Property owned or used by any Group Company, or in which any Group Company possess legal rights, or the validity or effectiveness of any license or similar agreement with respect thereto, (ii) alleging any interference, infringement, misappropriation or other violation of the Intellectual Property rights of other Persons, or (iii) alleging any unfair competition or trade practices. No Group Company has received any communication alleging that such Group Company has violated or, by conducting its business as proposed, would violate any intellectual property rights of other Persons.

(b) Section 3.12(b) of the Disclosure Schedule sets forth a complete list of all registered Intellectual Property of each Group Company. All of such registered Intellectual Property are owned by, registered or applied for solely in the name of the Group Companies.

(c) Each Group Company has taken all reasonable steps and measures to establish and preserve ownership of, or legally sufficient right to, all Intellectual Property material to the Business; and each Group Company has taken all reasonable steps to register, protect, maintain, and safeguard the Intellectual Property material to the Business, including any Intellectual Property for which improper or unauthorized disclosure would impair its value or validity, and had executed appropriate nondisclosure and confidentiality agreements and made all appropriate filings, registrations and payments of fees in connection with the foregoing. To the Knowledge of the Company, there is no infringement, misappropriation or other violation by any other Person of any Intellectual Property of any Group Company.

(d) Each Group Company owns all rights in and to any and all Intellectual Property used or planned to be used by such Group Company, or covering or embodied in any past, current or planned activity, service or product of such Group Company, which Intellectual Property was made, developed, conceived, created or written by any consultant retained, or any employee employed, at any time, by such Group Company. No former or current employee, and no former or current consultant, of any Group Company has any rights in any of the Group Companies’ Intellectual Property. Except as disclosed in Section 3.12(d) of the Disclosure Schedule, each current and former employee employed, or current and former consultant engaged, by any Group Company as of the Closing has executed a confidential information, invention assignment, non-compete and non-solicitation agreement in a form which has been provided to the Purchaser. To the Knowledge of the Company, none of the member of the Key Management, employees, or consultants, currently or formerly employed or otherwise engaged by any Group Company, is in violation thereof. Each consultant of any Group Company has executed a consultant contract in substantially the form provided to the Purchaser. No Group Company is using or plans to use, nor any Group Company believes it is or will be necessary to utilize, any inventions of any of its employees (or Persons it currently intends to hire) made prior to or outside the scope of their employment by any Group Company.

(e) No Intellectual Property owned by any Group Company, or in which any Group Company possesses legal rights, and material to the operation of the business, as now conducted and as proposed to be conducted, is the subject of any security interest, lien, license or other Contract granting rights therein to any other Person. No Group Company has (i) transferred or assigned, (ii) granted a license to, or (iii) provided or licensed in source code form, any Intellectual Property material to the Business, owned by any Group Company, or in which any Group Company possesses legal rights, to any Person.

(f) Each member of the Key Management has irrevocably assigned and transferred to the Company or another Group Company all of the Intellectual Property formerly owned by him or her, if any, that relates to the Business.

Section 3.13 Taxes.

(a) Each Group Company has duly and timely filed all Tax Returns as required by Law to have been filed by it and all such Tax Returns are true, correct, and complete in all respects. Each Group Company has paid in full all Taxes required to be paid by it and no Tax Liens (other than for current Taxes not yet due or payable) are currently in effect against any of the assets of any Group Company. The provisions for Taxes in the Financial Statements fully reflect all unpaid Taxes of each Group Company, whether or not assessed or disputed as of the date of the applicable Financial Statements.

(b) No examination or audit of any Tax Returns of any Group Company by any Government Authority is currently in progress or, to the Knowledge of the Company, has been threatened. No assessment of Tax has been proposed in writing against any Group Company or any of their assets or properties. None of the Group Companies is subject to any waivers or extensions of applicable statutes of limitations with respect to Taxes for any year. Since the Balance Sheet Date, none of the Group Companies has incurred any Taxes other than in the ordinary course of business. None of the Group Companies has received any written claim from a Government Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction. None of the Group Companies is treated as a resident for Tax purposes of, or is otherwise subject to income Tax in, a jurisdiction other than the jurisdiction in which it has been established.

(c) Each Group Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts due, owing to or paid to any Person.

(d) Each Group Company is in compliance in all respects with all terms, conditions and formalities necessary for the continuance of any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order available under any applicable Tax Law. Each such Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order enjoyed by any Group Company has been made or granted, in compliance with all applicable Laws and is expected to remain in full effect throughout the current effective period thereof after the Closing Date and no Group Company has received any notice to the contrary. Each Group Company is in compliance with transfer pricing requirements in all jurisdictions in which they are required to comply with applicable transfer pricing regulations, and all the transactions between any Group Company and other related Persons (including any Group Company) have been effected on an arm’s length basis. All exemptions, reductions and rebates of Taxes granted to any Group Company by a Government Authority are in full force and effect and have not been terminated. None of the Group Companies is responsible for Taxes of any other Person by reason of contract, successor liability, operation of Law or otherwise.

(e) No Group Company will be required to include material amounts in income, or exclude material items of deduction, or qualification for Tax exemption, Tax holiday, Tax credit, Tax incentive or Tax refund, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. The transactions contemplated under this Agreement and the other Transaction Documents to which a Group Company is a party are not in violation of any applicable Law regarding Tax, and will not result in any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund being revoked, cancelled or terminated or trigger any Tax liability for the Group Companies.

Section 3.14 Material Contracts. Each Material Contract is a valid and binding agreement of the Group Company that is a party thereto, the performance of which does not and will not violate any applicable Law or Order, and is in full force and effect and enforceable in accordance with its terms. Such Group Company has duly performed all of its obligations under each Material Contract to the extent that such obligations to perform have accrued, and no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by such Group Company or any other party or obligor with respect thereto, has occurred, or as a result of the execution, delivery, and performance of the Transaction Documents will occur. No Group Company has given notice (whether or not written) that it intends to terminate a Material Contract or that any other party thereto has breached, violated or defaulted under any Material Contract. No Group Company has received any notice (whether written or not) that it has breached, violated or defaulted under any Material Contract or that any other party thereto intends to terminate such Material Contract.

Section 3.15 Compliance with Laws.

(a) Each Group Company is, and at all times has been, in compliance in all material respects with all Laws and Orders that are applicable to it or to the conduct or operation of the Business or the ownership or use of any of its properties, assets and Intellectual Property.

(b) To the Knowledge of the Company, no event has occurred or circumstances exist that (with or without notice or lapse of time) may (i) constitute or result in a violation by any Group Company of, or a failure on the part of such Group Company to comply with, any Law or Order or (ii) give rise to any obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(c) None of the Group Companies has received any notice or other communication (whether oral or written) from any Government Authority regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Law or Order or (ii) any actual, alleged, possible, or potential obligation on the part of such Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(d) None of the Group Companies is in violation of its business license, memorandum of association or articles of association, as appropriate, or equivalent constitutive documents as in effect.

(e) The execution, delivery, and performance of the Transaction Documents by any Group Companies do not and will not (A) result in any violation of, be in conflict with, require a consent under, or constitute a default under, with or without the passage of time or the giving of notice or otherwise, (w) any provision of the business license, memorandum of association or articles of association, as appropriate, or equivalent constitutive documents of any Group Company as in effect at the Closing, (x) any provision of any Order to which any Group Company is a party or by which it is bound, (y) any of the Material Contracts, or (z) any Law applicable to any Group Company; (B) accelerate or constitute an event entitling the holder of any Indebtedness of any Group Company to accelerate the maturity of any such Indebtedness or to increase the rate of interest presently in effect with respect to such Indebtedness; (C) cause any Group Company to be in default of its obligations under any Contract relating to Indebtedness; or (D) result in the creation of any encumbrance upon any of the properties or assets of any Group Company.

(f) The Group Companies have obtained all approvals and authorizations (including any and all amendments to such approvals and authorizations) from the relevant Government Authorities and have fulfilled any and all filings and registration requirements (including any and all amendment requirements) with the relevant Government Authorities required for the operations of the Group Companies. All filings and registrations with the relevant Government Authorities required in respect of the Group Companies have been duly completed in accordance with the relevant Laws. No Group Company has received any letter or notice from any relevant Government Authority notifying it of the revocation of any authorization of any Government Authority, permit or license issued to it for non-compliance or the need for compliance or remedial actions in respect of the activities carried out directly or indirectly by any Group Company. Each Group Company has been conducting its business activities within the permitted scope of business and is operating its businesses in compliance with all relevant Laws and Orders. None of the Group Companies has reason to believe that any authorization of any Government Authority, license or permit requisite for the conduct of any part of its business which is subject to periodic renewal will not be granted or renewed by the relevant Government Authorities.

Section 3.16 Anti-bribery, Anti-corruption, Anti-money Laundering and Sanctions.

(a) Each of the Group Companies and the Founder and their respective Affiliates, including the Affiliates’ respective directors, officers and employees, independent contractors, representatives, agents and other Persons acting on their behalf (collectively, the “Representatives”), is and has been in compliance with all applicable Laws relating to anti-bribery, anti-corruption, anti-corruption-related record keeping and internal control Laws (collectively, the “ABAC Laws”). Without limiting the foregoing, none of the Group Companies, the Founder and their Representatives has: directly or indirectly, offered, authorized, promised, condoned, participated in, consummated, or received notice of any allegation or request for information of, or has information that indicates a likelihood of (1) the making of any gift or payment of anything of value to any public official by any Person to obtain any improper advantage, affect or influence any act or decision of any such public official, or assist any Group Company in obtaining or retaining business for, or with, or directing business to, any Person; (2) the taking of any action by any Person which (A) would violate the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), if taken by an entity subject to the FCPA, (B) would violate the U.K. Bribery Act 2010, if taken by an entity subject to the U.K. Bribery Act 2010, or (C) could constitute a violation of any applicable ABAC Law; (3) the making of any false or fictitious entries in the books or records of any Group Company; or (4) the using of any assets of the Founder or any Group Company for the establishment of any unlawful or unrecorded fund of monies or other assets, or the making of any unlawful or undisclosed payment. The Group Companies have established or is subject to adequate internal controls and procedures intended to ensure compliance with the ABAC Laws.

(b) None of the Group Companies and the Founder and their respective Representatives is owned or Controlled by a Person that is targeted by or the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, or by the U.S. Department of State, or any sanctions imposed by the European Union (including under Council Regulation (EC) No. 194/2008), the United Nations Security Council, His Majesty’s Treasury or any other relevant Governmental Authority or has engaged in any activities that would be in violation of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, as amended or the Iran Sanctions Act, as amended, the USA PATRIOT Act, the U.S. Trading with the Enemy Act of 1917, the U.S. International Emergency Economic Powers Act of 1977, or sanctions and measures imposed by the United Nations or any other relevant Governmental Authority (collectively, the “Sanctions Laws”). None of the Founder, the Group Companies and its respective directors, officers or employees, and any of their respective Representatives, has been investigated or is being investigated or is subject to a pending or threatened investigation in relation to any Sanctions Laws by any law enforcement, regulatory or other Governmental Authority or any customer or supplier, or has admitted to, or been found by a court in any jurisdiction to have engaged in any violation of any applicable Sanctions Laws or been debarred from bidding for any contract or business relating to Sanctions Laws, and there are no circumstances which are likely to give rise to any such investigation, admission, finding or disbarment.

(c) The operations of the Group Companies are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the applicable anti-money laundering statutes of all jurisdictions where the Group Companies conduct business, the rule and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by the relevant Governmental Authorities (including, to the extent applicable, the United State Currency and Foreign Transactions Reporting Act of 1970) (collectively, the “Anti-Money Laundering Laws”). The Group Companies have instituted, maintained and enforced adequate policies and procedures to ensure compliance with Anti-Money Laundering Laws to the extent required by applicable Law. None of the Founder and the Group Companies has been penalized for or threatened to be charged with, or given notice of any violation of, or under investigation with respect to, any Anti-Money Laundering Laws, and no Action by or before any court, Governmental Authority or any arbitrator involving any alleged violation of applicable Anti-Money Laundering Laws by the Founder or any Group Company is pending or threatened.

Section 3.17 Employee Matters. Except as disclosed in Section 3.17 of the Disclosure Schedule, all members of the Key Management and all other full time employees of each Group Compare are devoting their full professional time to the Group Companies. To the Knowledge of the Company, no employee of any Group Company is in violation of any Law or Order, or any provision of any Contract, relating to such employee’s relationship with the Group Company or any prior employer. Except as required by applicable Law, none of the Group Companies has any Benefit Plan. For purposes hereof, “Benefit Plan” means any plan, Contract or other arrangement, formal or informal, whether oral or written, providing any benefit to any present or former officer, director or employee, or dependent or beneficiary thereof, including any employment agreement or profit sharing, deferred compensation, share option, performance share, employee share purchase, severance, retirement, health or insurance plan. To the Knowledge of the Company, no officer, member of the Key Management or key employee intends to terminate their employment with the Group Company, and none of the Group Companies has a present intention to terminate the employment of any of the foregoing. There is no labor strike, labor slow down, labor claim, labor dispute or labor union organization activities pending or, to the Knowledge of the Company, threatened between any Group Company and its employees. Each Group Company has complied with all applicable Laws related to employment and related to the Benefit Plans, employment practices generally applied to other entities in similar industry as such Group Company in the jurisdiction where such Group Company is incorporated, and the terms and conditions of employment, in each case, with respect to its employees; (b) has paid all wages, benefits and other required payments in the ordinary course of business; (c) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (d) other than as required by applicable Law, is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Government Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees. No complaint or grievance relating to the labor practices of any of the Group Companies is pending or, to the Knowledge of the Company, threatened against any of the Group Companies, and no charges are pending or, to the Knowledge of the Company, threatened before any Government Authority responsible for the prevention of unlawful employment practices with respect to any of the Group Companies.

Section 3.18 Transactions with Related Parties.

(a) All Contracts (other than (A) the Transaction Documents, (B) the employment agreements and (C) the confidential information, invention assignment, non-compete and non-solicitation agreements) to or by which any Group Company, on the one hand, and any Related Party, on the other hand, are or have been a party or otherwise bound or affected (the “Related Party Contracts”) are set forth on Section 3.18(a) of the Disclosure Schedule. Each Related Party Contract was made on terms and conditions as favorable to such Group Company as would have been obtainable by it at the time in a comparable arm’s-length transaction with an unrelated party.

(b) Except as disclosed in Section 3.18(b) of the Disclosure Schedule, no Related Party has any direct or indirect ownership in any Person with which any Group Company has a business relationship, or any Person that competes with or would reasonably be expected to compete with any Group Company, except for ownership of less than one percent (1%) of any class or other equity of publicly traded companies. Except for transactions in the ordinary course of the business of a Group Company on terms and conditions as favorable to the Group Companies as would have been obtainable by them at the time in a comparable arm’s-length transaction with an unrelated party, no Related Party has any Contract, understanding, business relationship with, proposed transaction with, or is indebted to, any Group Company, nor is any Group Company indebted (or committed to make loans or extend or guarantee credit) to any of them (other than for accrued salaries, reimbursable expenses or other standard employee benefits). No Related Party has had, either directly or indirectly, a material interest in (a) any Person which purchases from or sells, licenses or furnishes to a Group Company any goods, property, intellectual or other property rights or services, or (b) any Contract to which a Group Company is a party or by which it may be bound or affected.

Section 3.19 Material Licenses. Each Group Company has all the Material Licenses for the conduct of the Business as now being conducted, and the Group Companies are able to obtain without hardship all the Material Licenses for the conduct of Business as proposed to be conducted. Section 3.19 of the Disclosure Schedule contains a complete and correct list of all Material Licenses held by each Group Company and the termination date of each such Material License. Except as disclosed in Section 3.19 of the Disclosure Schedule, the Material Licenses currently held by the Group Company are, and will remain, in full force and effect for not less than one (1) year after the Closing. No other Material License is necessary for, or otherwise material to, the conduct of the Business by any such Person. The consummation of the transactions contemplated under the Transaction Documents will not result in the termination or revocation of any of the Material Licenses. None of the Group Companies is in default under any of its Material Licenses and has not received any notice (whether written or not) relating to the suspension, revocation or modification of any such Material Licenses.

Section 3.20 Entire Business. No facilities, services, assets or properties used in connection with the Business of the Group Companies are shared with any other Person.

Section 3.21 Office or Branch Locations. Except as disclosed in Section 3.21 of the Disclosure Schedule, the Group Companies do not maintain any office or branch.

Section 3.22 Full Disclosure. Neither this Agreement nor any Exhibit or Schedule hereto contains any untrue statement of any material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading.

Section 3.23 Brokers. No broker, finder or investment banker is entitled to receive from any Group Company any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any Group Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser that the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing Date (unless any representations and warranties expressly relate to another date, in which case as of such other date).

Section 4.1 Organization and Good Standing. The Seller is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

Section 4.2 Authorization. The Seller has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Seller is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Seller. This Agreement has been, and each of the other Transaction Documents to which the Seller is a party will be at or prior to the Closing, duly and validly executed and delivered by the Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the other Transaction Documents to which the Seller is a party will constitute, the legal, valid and binding obligations of the Seller, enforceable against it in accordance with their respective terms. The shareholders agreement attached as Schedule 5 to the Seller Subscription Agreement has never been entered into.

Section 4.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery and performance by the Seller of this Agreement or the other Transaction Documents to which the Seller is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by the Seller with any of the provisions hereof or thereof will breach or conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), any provision of (i) the memorandum and articles of association of the Seller or (ii) any Law or Order applicable to the Seller, in each case of (i) and (ii), except as would not, individually or in the aggregate, materially and adversely affect the ability of the Seller to carry out its obligations hereunder and under the other Transactions Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Government Authority or any other Person is required in connection with the execution and delivery of this Agreement or the other Transaction Documents or the compliance by the Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby.

Section 4.4 Title to Purchased Shares. The Seller is the sole record and beneficial owner of and has good and valid title to 99,999,000 Ordinary Shares, including the Purchased Shares, free and clear of all Liens. The Seller has the full power to sell, transfer, assign and deliver its Purchased Shares as provided in this Agreement and, upon transfer and delivery of the Purchased Shares to the Purchaser and payment therefor in accordance with this Agreement and entry of the name of the Purchaser as the holder of the Purchased Shares in the register of members of the Company, such transfer and delivery will convey to the Purchaser good, valid and marketable title to the Purchased Shares, free and clear of all Liens. The Purchased Shares are duly authorized, validly issued, fully paid and non-assessable. Except for this Agreement and the documents that will cease to be in force immediately prior to the Closing by virtue of the Debt Cancellation Documents, the Purchased Shares are not subject to any option, warrant, purchase right or other contract or commitment that would require the Seller to sell, transfer or otherwise dispose of any of the Purchased Shares.

Section 4.5 Cancellation of Facility Indebtedness. With effect from the Debt Cancellation Effective Time, pursuant to Section 6.14, any and all Indebtedness owed by any Group Company and the Founder Holdco to the Seller or any Affiliate of the Seller shall be fully, unconditionally and irrevocably waived, released and forever discharged, and any and all Liens granted by any Group Company in favor of the Seller shall be unconditionally and irrevocably released and discharged, such that no issued and outstanding shares of the Company nor any assets of any Group Company will be subject to or burdened by any Lien in favor of the Seller or any Affiliate of the Seller.

Section 4.6 Legal Proceedings. There is no Legal Proceeding against the Seller, or against any employee, officer or director or affiliate of the Seller in connection with its relationship with the Group Companies, pending or, to the Knowledge of the Seller, threatened, including but not limited to any Legal Proceeding that questions the validity of the Transaction Documents, the right of the Seller to enter into any Transaction Document, the rights and obligations of the Seller to consummate the transactions contemplated by any Transaction Document.

Section 4.7 Brokers. No broker, finder or investment banker is entitled to receive from any Group Company any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of the Seller.

Section 4.8 No Representation on Company Operations. The Seller makes no representation or warranty with respect to the business operations and financial condition of the Group Companies. The Seller is not aware of any facts or circumstances that would indicate any representation or warranty in Article III is untrue or incorrect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser represents and warrants to the Company and the Seller that the statements contained in this Article V are true and correct as of the date hereof and as of the Closing Date (unless any representations and warranties expressly relate to another date, in which case as of such other date):

Section 5.1 Organization and Good Standing. The Purchaser is duly organized, validly existing and in good standing under the laws of the Cayman Islands, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Purchaser is a wholly owned subsidiary of NaaS Technology Inc.

Section 5.2 Authorization. The Purchaser has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Purchaser is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and each of the other Transaction Documents to which the Purchaser is a party will be at or prior to the Closing, duly and validly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the other Transaction Documents to which the Purchaser is a party will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 5.3 Conflicts.

(a) None of the execution, delivery and performance by the Purchaser of this Agreement or the other Transaction Documents to which the Purchaser is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by the Purchaser with any of the provisions hereof or thereof will breach or conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), any provision of (i) the memorandum and articles of association of the Purchaser; or (ii) any Order or Law applicable to the Purchaser, in each case of (i) and (ii), except as would not, individually or in the aggregate, materially and adversely affect the ability of the Purchaser to carry out its obligations hereunder and under the other Transactions Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

Section 5.4 Brokers. No broker, finder or investment banker is entitled to receive from any Group Company any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of the Purchaser.

Section 5.5 Sophistication. The Purchaser is a sophisticated investor.

ARTICLE VI

COVENANTS

Section 6.1 Access to Information. Following the date hereof until the Closing, the Purchaser shall be entitled to make such investigation of the properties, assets, businesses and operations of the Group Companies and such examination of the books and records of the Group Companies as it may request from time to time and to make extracts and copies of such books and records. The Warrantors shall cause the Group Companies and each of the Group Companies’ respective officers, directors, employees, consultants, agents, accountants, attorneys and other representatives to: (a) afford the officers, employees, agents, accountants, attorneys and other representatives of the Purchaser access, during regular business hours, to the offices, properties, facilities, books and records of each Group Company, and (b) furnish to the officers, employees, agents, accountants, attorneys and other representatives of the Purchaser such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of each Group Company as the Purchaser may from time to time request. The Seller shall provide reasonable cooperation (to the extent it is possible for the Seller to cooperate) in this regard as the Purchaser may request. Within two (2) Business Days after the date hereof, the Founder and the Company shall provide the Purchaser with a true and complete list of all Material Contracts that are in force as of the date hereof.

Section 6.2 Notice of Developments. Prior to the Closing, the Warrantors or the Seller shall promptly notify the Purchaser in writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could result in any breach of a representation or warranty or covenant or agreement of any Warrantor or the Seller in this Agreement, respectively. Prior to the Closing, the Warrantors shall promptly notify the Purchaser in writing of all other material developments affecting the assets, Liabilities, business, financial condition, operations, result of operations, client relationships, employee relations, projections or prospects of any Group Company.

Section 6.3 Conduct of the Business in the Interim Period. Between the date hereof and the time of the Closing, except (x) as required by applicable Law, (y) as expressly required by this Agreement or (z) with the prior written consent of the Purchaser, the Company shall, and shall cause the other Group Companies to, the Warrantors shall cause the Company and the other Group Companies to, and the Seller shall provide reasonable cooperation (to the extent it is possible for the Seller to cooperate) so the Group Companies will:

(a) conduct the respective Businesses in the ordinary course and consistent with the Group Companies’ past practice;

(b) use their best efforts to (i) preserve the present business operations, organization and goodwill of the Group Companies, (ii) keep available the services of its current officers and employees, (iii) preserve the present relationships with clients of the Group Companies, and (iv) not engage in any practice, take any action, fail to take any action or enter into any transaction that could cause any representation or warranty of the Warrantors or the Seller in this Agreement to be untrue or result in a breach of any covenant made by any Warrantor or the Seller in this Agreement; and

(c) not incur or prepay any Indebtedness;

(d) not amend or alter the Existing Articles or the constitutional documents of any Group Company or the Seller Subscription Agreement;

(e) not effect any share split, share reverse-split, recapitalization or similar action; and

(f) not engage, compensate or indemnify any broker, consultant, investment banker, financial advisor or any Person in a similar capacity;

(g) not take any of the actions enumerated in Section 3.9.

Section 6.4 Third Party Consents. No later than the Closing, the Warrantors shall cause all applicable Group Companies to give promptly all such notices to third parties and obtain all such third party consents as set forth in Section 6.4 of the Disclosure Schedule (the “Third Party Consents”) and give such other notices and obtain such other consents as the Purchaser may determine to be necessary or desirable in connection with the transactions contemplated by this Agreement. The Seller shall provide reasonable cooperation (to the extent it is possible for the Seller to cooperate) in this regard as the Purchaser may request.

Section 6.5 Further Assurances. Each Party shall use, and the Warrantors shall cause each Group Company to use, its reasonable efforts to (a) take all actions necessary or appropriate and do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Nothing in this Section 6.5 is meant to obligate any Party from waiving any applicable closing conditions set forth in Article VII.

Section 6.6 Confidentiality and Publicity.

(a) Each of the Warrantors and the Seller agrees to, and shall cause its or his agents, representatives, Affiliates, employees, officers and directors to (i) treat and hold as confidential (and not disclose or provide access to any Person to) all confidential or proprietary information with respect to the Purchaser, the Business or the Group Companies or relating to the transactions contemplated hereby, (ii) in the event that the Founder or the Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchaser and the Company with prompt written notice of such requirement so that the Purchaser or the applicable Group Company may seek a protective order or other remedy or waive compliance with this Section 6.6(a), and (iii) in the event that such protective order or other remedy is not obtained, or the Purchaser and the Company waive compliance with this Section 6.6(a), furnish only that portion of such confidential information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this Section 6.6(a) shall not apply to any information that, at the time of disclosure, is in the public domain and was not disclosed in breach of this Agreement by the Founder or the Seller or any of its or his agents, representatives, Affiliates, employees, officers or directors.

(b) No Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser (in the case of a proposed release or announcement by any Seller or the Company) or of the Seller (in the case of a proposed release or announcement by the Purchaser), unless otherwise required by Law or Government Authority; provided, that such consent shall not be unreasonably withheld, conditioned or delayed. The Parties acknowledge that NaaS Technology Inc. as the sole shareholder of the Purchaser and a publicly traded company, may be required to issue a press release or otherwise publicly disseminate certain information regarding the transactions contemplated by the Transaction Documents, and the Founder and the Seller shall provide all reasonable cooperation (in the case of the Seller, to the extent it is possible for the Seller to cooperate) in that regard.

Section 6.7 Exclusivity. Between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to Section 8.1, none of the Warrantors, the Seller and their respective Affiliates, officers, directors, representatives or agents shall, and the Warrantors and the Seller shall cause the other Group Companies and their respective Affiliates, officers, directors, representatives and agents to not, (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the equity interests in the Company or any other Group Company or all or any portion of the assets of any Group Company, or (B) to enter into any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise relating to any Group Company, or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Warrantors and the Seller immediately shall, and the Warrantors and the Seller immediately shall cause the other Group Companies to, cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Warrantors and the Seller shall notify the Purchaser promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to the Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. The Warrantors and the Seller agree not to, and the Warrantors and the Seller shall cause the other Group Companies not to, without the prior written consent of the Purchaser, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which any Warrantor, the Seller or any Group Company is a party.

Section 6.8 Tax; Stamp Duty.

(a) The Parties acknowledge, covenant and agree that the Purchaser shall have no obligation to pay any Tax of any nature that is required by applicable Law to be paid by the Seller or its Affiliates or their respective direct and indirect partners, members and shareholders arising out of the transactions contemplated by this Agreement and the other Transaction Documents; and that the Seller will bear and pay any Tax of any nature that is required by applicable Laws to be paid by it arising out of the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Any stamp duty that may be due and payable on the sale and purchase of the Purchased Shares under this Agreement pursuant to the Stamp Duty Ordinance (Cap. 117 of the Laws of Hong Kong) shall be borne on a 50/50 basis by the Seller and the Purchaser. The Seller shall, and shall cause its Affiliates to, promptly provide all such documents and assistance as may be required by the Purchaser in preparing any Tax Return in connection with the payment of such stamp duty, and shall ensure that the “wet-ink” originals of the relevant instruments of transfer and sold notes are delivered to the Purchaser’s counsel in Hong Kong on the Closing Date.

(c) Except as otherwise expressly agreed, the Aggregate Purchase Price to be made at the Closing will be free and clear of and without any Tax withholding unless the Purchaser is required by law to withhold a portion of the Aggregate Purchase Price, in which case the amount payable shall be grossed up to the extent necessary to ensure the Seller receives an amount equal to the amount that it would have received had no withholding occurred.

Section 6.9 Certain Post-Closing Shareholder Rights. The Parties agree to those certain rights and obligations of the shareholders of the Company as set forth in Schedule A hereto. Schedule A shall take effect immediately after the Closing. The Company shall ensure that any Person who becomes a shareholder of the Company after the Closing Date will join and be bound by Schedule A by delivering a deed of adherence in form and substance acceptable to the shareholders of the Company.

Section 6.10 Release and Discharge.

(a) Effective as of and contingent on the Closing, to the fullest extent permitted by applicable Law, each of the Founder, the Founder Holdco and the Seller, on behalf of itself and on behalf of its shareholders or members, as applicable, assigns and beneficiaries and, to the extent acting in a representative capacity, its creditors, directors, officers, managers, employees, investors, Affiliates, representatives (including any investment banking, legal or accounting firm retained), successors and assigns of any of them (collectively, the “Releasing Persons”), hereby knowingly, voluntarily, unconditionally and irrevocably waives, fully and finally releases, acquits and forever discharges each Group Company and its shareholders or members, as applicable, assigns and beneficiaries, creditors, directors, officers, managers, employees, investors, Affiliates, representatives (including any investment banking, legal or accounting firm retained by any of them), successors and assigns of any of them, Affiliates and predecessors, successors and assigns of any of them (collectively, the “Released Persons”) from any and all actions, causes of action, suits, debts, accounts, bonds, bills, covenants, contracts, controversies, obligations, claims, counterclaims, debts, demands, damages, costs, expenses, compensation or liabilities of every kind and any nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, direct or derivative on behalf of any Person, and whether arising under any agreement or understanding or otherwise at Law or equity (“Released Claims”), which such Releasing Persons, or any of them, had, has, or may have had arising from, connected or related to, or caused by any event, occurrence, cause or thing, of any type whatsoever, or otherwise, arising or existing, or occurring, in whole or in part, at any time in the past until and including the Closing against any of the Released Persons with respect to any Group Company, including any Releasing Person’s investment in securities in any Group Company or arising out of, relating to or in connection with the Existing Articles (the “Release”). The Release shall be effective as a full, final and irrevocable accord and satisfaction and release of all of the Released Claims.

(b) Effective as of and contingent on the Closing, each of the Founder, the Founder Holdco and the Seller hereby irrevocably and unconditionally covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Person, based upon the Release or to seek to recover any amounts in connection therewith or thereunder from and after the Closing. Any Released Person may plead this Release as a complete bar to any Released Claims brought in derogation of this covenant not to sue.

(c) Each of the Founder, the Founder Holdco and the Seller agrees that if it violates any provision of this Section 6.10, it will pay the costs and expenses of defending against any related or resulting Legal Proceedings incurred by the Released Persons, including attorney’s fees.

Section 6.11 Agreed Board Composition. Effective as of the Closing, the Board shall consist of five (5) directors: (i) the Purchaser shall be entitled to appoint three (3) directors to the Board, one (1) of which shall be the chairman of the Board, (ii) the Seller shall be entitled to appoint one (1) director to the Board for so long as the Seller holds 7% of the issued and outstanding shares of the Company, and (iii) the Founder Holdco shall be entitled to appoint one (1) director to the Board for so long as the Founder Holdco is a shareholder of the Company, and (iv) each director shall be entitled to one (1) vote. The agreements reflected in this Section 6.11 are collectively referred to as the “Agreed Board Composition”. All the Parties shall take all necessary steps as the Purchaser may request so that the Agreed Board Composition is in effect upon the Closing.

Section 6.12 Senior Management of the Company. Effective as of the Closing, the Purchaser shall have the sole authority to nominate all the members of the senior management of the Company, including the Chief Executive Officer and the Chief Financial Officer, for appointment by the Board.

Section 6.13 Lock Up. Notwithstanding anything to the contrary in this Agreement (including Schedule A hereto), the Founder shall not and shall ensure that the Founder Holdco and all of his Affiliates will not, without the prior written consent of the Purchaser, Transfer any issued and outstanding shares of the Company during the period starting on the Closing Date and ending on the third (3rd) anniversary of the Closing Date.

Section 6.14 Cancellation of Facility Indebtedness. With effect from the time of receipt by the Seller of the Aggregate Purchase Price in the Seller Bank Account (the “Debt Cancellation Effective Time”) and without any further action by any person, the Seller (in its capacity as “Lender” under the Facility Agreement), in consideration of its receipt of the Aggregate Purchase Price, fully, irrevocably and unconditionally (i) waives, cancels and forgives payment by each Group Company and the Founder Holdco of any and all Facility Indebtedness, and (ii) waives, renounces, relinquishes and abandons any and all rights and remedies it may now or in the future have with respect to the Facility Indebtedness. The Seller acknowledges and agrees that each Deed of Release delivered to the Purchaser pursuant to Section 2.5(a)(iv) shall take effect from the Debt Cancellation Effective Time, and the Seller hereby irrevocably authorizes the Purchaser (and its legal counsel) to date each such duly executed but undated Deed of Release as at the date on which the Debt Cancellation Effective Time occurs. The Seller acknowledges and agrees that the provisions of this Section 6.14 shall be in full and final settlement and discharge of any and all claims in respect of the Facility Indebtedness by the Seller or any of its Affiliates against any Group Company and the Founder Holdco.

Section 6.15 Financial Advisor Engagement. The Founder agrees and acknowledges that any fees payable to any broker, consultant, investment banker, financial advisor or any Person in a similar capacity resulting from any engagement made on or prior to the date hereof between the Founder or any Group Company on the one hand and any broker, consultant, investment banker, financial advisor or any Person in a similar capacity (e.g., BOFCOM International (Asia) Limited) on the other hand are the Founder’s personal liability and shall not be the liability of any Group Company.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions Precedent to Obligations of Each Party. The respective obligations of each Party to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by such Party, in its sole discretion, in whole or in part to the extent permitted by applicable Law):

(a) there shall not be in effect any Law or Order by a Government Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(b) no Legal Proceeding shall have been commenced by or before any Government Authority against such Party seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which would render it impossible or unlawful to consummate such transactions, provided, however, that the provisions of this Section 7.1(b) shall not apply if such Party has directly or indirectly solicited or encouraged any such Legal Proceeding.

Section 7.2 Conditions Precedent to Obligations of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser, in its sole discretion, in whole or in part):

(a) (i) the representations and warranties in the Company Fundamental Warranties and the Seller Fundamental Warranties shall be true and correct in all respects when made and as of the Closing with the same force and effect as if made as of the Closing, except to the extent such representations and warranties relate to another date (in which case such representations and warranties shall be true and correct in all respects as of such other date with the same force and effect as if made as of such other date), and (ii) the representations and warranties set forth in Article III and Article IV (other than the Company Fundamental Warranties and the Seller Fundamental Warranties) (A) that are not qualified by “materiality”, “Material Adverse Effect” or similar qualifiers shall have been true and correct in all respects when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, and (B) that are qualified by “materiality”, “Material Adverse Effect” or similar qualifiers shall have been true and correct in all respects when made and as of the Closing with the same force and effect as if made as of the Closing, in each case of (A) and (B), other than such representations and warranties that relate to another date (in which case such representations and warranties shall be true and correct in all respects as of such other date with the same force and effect as if made as of such other date);

(b) the Parties other than the Purchaser shall have performed and complied with each of the obligations and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) from and after the date hereof, there shall have been no change, event, effect or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(d) there shall have been no Legal Proceeding pending against the Founder, the Seller or any Group Company that relates to the transactions contemplated hereby or would be reasonably expected to have a material negative impact on any Group Company or the Business;

(e) all Third Party Consents shall have been obtained;

(f) each of the Outgoing Directors shall have resigned from the Board;

(g) no Group Company shall have been an obligor under any Indebtedness other than the Indebtedness set forth in Section 7.2(g) of the Disclosure Schedule; and

(h) the Purchaser shall have received a certificate signed by the Parties other than the Purchaser, dated the Closing Date and reasonably acceptable to the Purchaser, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c), Section 7.2(d), Section 7.2(e) and Section 7.2(f) and Section 7.2(g) have been satisfied; provided, that the Seller shall not be required to certify therein as to the representations and warranties made by the Warrantors in Article III or as to the covenants that are stated to be performed by the Warrantors.

Section 7.3 Conditions Precedent to Obligations of the Founder and the Company. The obligations of the Founder and the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Founder in his sole discretion in whole or in part):

(a) the representations and warranties of the Purchaser set forth in Article V shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing; and

(b) the Purchaser shall have performed and complied with, in all material respects, each of the obligations and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date.

Section 7.4 Conditions Precedent to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Seller in its sole discretion in whole or in part):

(a) the representations and warranties of the Purchaser set forth in Article V shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing; and

(b) the Purchaser shall have performed and complied with, in all material respects, each of the obligations and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date.

ARTICLE VIII

TERMINATION

Section 8.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the Purchaser if, between the date hereof and the Closing, (i) there is a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of the Company or any Seller set forth in this Agreement and (ii) such breach or failure to perform would cause any of the conditions set forth in Section 7.1 and Section 7.2 not to be satisfied and cannot be cured, or if curable, is not cured within ten (10) days after written notice of such breach is given to the Company or the Seller by the Purchaser;

(b) by the Seller if, between the date hereof and the Closing, there is a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement, which breach or failure to perform would cause any of the conditions set forth in Section 7.1 and Section 7.4 not to be satisfied and cannot be cured, or if curable, is not cured within ten (10) days after written notice of such breach is given to the Purchaser by the Seller;

(c) by the Purchaser after the Long Stop Date if the Closing shall not have occurred on or prior to the Long Stop Date, provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Purchaser if its failure to perform any of its obligations under this Agreement shall have resulted in the failure of the Closing to be consummated by the Long Stop Date;

(d) by the Founder after the Long Stop Date if the Closing shall not have occurred on or prior to the Long Stop Date, provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Founder if the failure by the Founder to perform any of its obligations under this Agreement shall have resulted in the failure of the Closing to be consummated by the Long Stop Date;

(e) by the Seller after the Long Stop Date if the Closing shall not have occurred on or prior to the Long Stop Date, provided that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to the Seller if the failure by the Seller to perform any of its obligations under this Agreement shall have resulted in the failure of the Closing to be consummated by the Long Stop Date; or

(f) by mutual written consent of the Seller, the Purchaser and the Founder.

Section 8.2 Procedure Upon Termination. In the event of termination of this Agreement pursuant to Section 8.1 hereof, written notice of such termination shall forthwith be given to the other Parties, and this Agreement shall thereupon terminate without further action by any Party.

Section 8.3 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 8.1 and Section 8.2, each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any Party; provided, that no such termination shall relieve any Party hereto from liability for a breach of any of its covenants or agreements or its representations and warranties contained in this Agreement prior to the date of termination, and provided, further, that Section 6.6, this Section 8.3, and Article X shall survive any such termination.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Warrantors set forth in Article III, the representations and warranties of the Seller set forth in Article IV and the representations and warranties of the Purchaser set forth in Article V shall survive the Closing until the second (2nd) anniversary of the Closing Date; provided, that the Company Fundamental Warranties and the Seller Fundamental Warranties shall survive the Closing indefinitely, and the representations and warranties set forth in Section 3.13 (Taxes) shall survive the Closing until sixty (60) days after the applicable statute of limitations governing claims arising thereunder. The covenants or other agreements contained in this Agreement that by their terms or nature are to be performed after the Closing shall survive the Closing in accordance with their terms. If written notice of a claim for indemnification has been given in accordance with Section 9.2 prior to the expiration of the applicable representations, warranties or covenants, then the relevant representations, warranties or covenants shall survive as to such claim, until such claim has been finally resolved.

Section 9.2 Indemnification.

(a) Indemnification by the Seller. From and after the Closing, the Seller shall indemnify, defend and hold harmless the Purchaser and its Affiliates (including, for the avoidance of doubt, the Group Companies from and after the Closing) and their respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against all Liabilities, losses, damages, diminution in value, claims, costs and expenses (including reasonable attorneys’ fees and expenses incurred in connection with the investigation or defense of any of the same or in responding to or cooperating with any governmental investigation), interest, awards, judgments, fines and penalties suffered or incurred by the Purchaser Indemnitees (in each case, whether absolute, accrued, conditional or otherwise and whether or not resulting from Third Party Claims) (hereinafter “Losses”) arising out of or relating to:

(i) any inaccuracy in or breach of any representation or warranty set forth in Article IV;

(ii) any breach or non-fulfillment of any covenant or obligation to be performed by the Seller under this Agreement; and

(iii) any Tax obligations of the Purchaser, its Affiliates or the Group Companies arising from the failure of the Seller to comply with its obligations under Section 6.8.

(b) Indemnification by the Founder and the Founder Holdco. From and after the Closing, each of the Founder and the Founder Holdco shall, severally and jointly, indemnify, defend and hold harmless the Purchaser Indemnitees from and against all Losses arising out of or relating to:

(i) any inaccuracy in or breach of any representation or warranty set forth in Article III;

(ii) any breach or non-fulfillment of any covenant or obligation to be performed by any Warrantor under this Agreement (other than breach or non-fulfillment of any covenant or obligation to be performed by the Company after the Closing);

(iii) any Tax obligations of the Group Companies arising from any failure by any Group Company to properly withhold and pay to any Tax authority amounts required to be withheld and paid pursuant to applicable Laws before the Closing;

(iv) any Tax obligations of the Group Companies for all taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date;

(v) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar Contracts to which any Group Company was obligated, or was a party, on or prior to the Closing Date; and

(vi) any Liability incurred by any Group Company arising in respect of, by reference to or in consequence of its non-compliance with any applicable Law, failure to obtain or complete required approvals, licenses, filings and registrations (including any amendment thereto) on or prior to the Closing Date.

The indemnity obligation of each Warrantor towards any Purchaser Indemnitees with respect to Items (iii) through (vi) above shall not be affected or prejudiced by the fact that such matter may be disclosed to the Purchaser in the Disclosure Schedule or otherwise.

(c) Procedures Relating to Indemnification.

(i) Any Party seeking indemnification under this Section 9.2 (an “Indemnified Party”) shall promptly give the Party from whom indemnification is being sought (an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement stating in reasonable detail the nature of the claim, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent the Indemnifying Party is materially prejudiced by such failure. With respect to any recovery or indemnification sought by an Indemnified Party from the Indemnifying Party that does not involve a Third Party Claim, if the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the notice from the Indemnified Party that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim. If the Indemnifying Party has disputed a claim for indemnification (including any Third Party Claim), the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute in thirty (30) days after delivery of the dispute notice by the Indemnifying Party, such dispute shall be resolved by arbitration pursuant to Section 10.3.

(ii) If an Indemnified Party shall receive notice of any Legal Proceeding, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Section 9.2, within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent that the Indemnifying Party is materially prejudiced by such failure. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within five (5) days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party in its sole and absolute discretion for the same counsel to represent both the Indemnified Party and the Indemnifying Party, the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the Indemnifying Party’s expense. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party without the prior written consent of the Indemnified Party.

Section 9.3 Materiality and Other Matters. The indemnification provided for in Section 9.2 shall be subject to the following:

(a) Notwithstanding anything in this Agreement to the contrary, for the sole purpose of determining the amount of Losses (and not for determining whether any breaches of representations or warranties have occurred), the representations and warranties contained in Article III and Article IV shall be deemed to have been made without being qualified by “materiality” or “Material Adverse Effect” or similar qualifications, except to the extent such “materiality” qualifier or word of similar import is used for the express purpose of listing any information on the Disclosure Schedule rather than qualifying a statement.

(b) None of the Warrantors and the Seller shall be entitled to claim against any Group Company for contribution, reimbursement, indemnification or other participation in respect of or arising out of any indemnification obligation of the Warrantors or the Seller hereunder, and each of the Warrantors and the Seller hereby irrevocably and unconditionally waives any such claim it may have against the Group Companies. Each Warrantor is entitled to claim against any other Warrantor (other than the Company) for contribution, reimbursement, indemnification and other participation.

(c) Notwithstanding anything in this Agreement to the contrary, the limitations on indemnification and liability set forth in this Section 9.3 shall not apply to a claim for Losses arising out of fraud or willful misconduct.

Section 9.4 Due Diligence. The rights of the Purchaser to indemnification or any other remedy under this Agreement shall not be impacted or limited by any knowledge that the Purchaser acquired or could have acquired at any point in time, nor by any investigation or due diligence inquiry conducted by the Purchaser. The Parties hereby acknowledges that, regardless of any investigation or due diligence inquiry conducted by or on behalf of the Purchaser, and regardless of the results of any such investigation or inquiry, the Purchaser has entered into this Agreement in express reliance upon the representations and warranties made in this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1 Expenses. Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses (including fees and expenses of its legal counsel, accountants and other representatives or consultants) incurred in connection with the negotiation and execution of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby (the “Transaction Expenses”), provided that the Transaction Expenses incurred by the Purchaser will be borne by the Company upon the occurrence of the Closing.

Section 10.2 Governing Law. This Agreement will be governed by and construed in accordance with the laws of Hong Kong without giving effect to any choice or conflict of law provision or rule thereof.

Section 10.3 Arbitration.

(a) Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. The tribunal shall be comprised of three (3) arbitrators. The Purchaser and the Seller shall each nominate one arbitrator and the third, who shall serve as president of the tribunal, shall be nominated by the first two arbitrators. The arbitration shall be conducted in English. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, other than any proceedings to seek the remedies of specific performance as contemplated by Section 10.7.

(b) The award of the arbitral tribunal shall be final and binding on the Parties. The Parties agree that they will not have recourse to any judicial proceedings, in any jurisdiction whatsoever, for the purpose of seeking appeal, annulment, setting aside, modification or any diminution or impairment of its terms or effect insofar as such exclusion can validly be made. Judgment upon any award rendered may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

Section 10.4 Entire Agreement. This Agreement (including the schedules and exhibits hereto) and the other Transaction Documents represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and thereof.

Section 10.5 Amendments; Waivers. Any term of this Agreement may be amended only with the written consent of all the Parties. Any term of this Agreement may be waived only with the written consent of the party against whom such waiver is effective.

Section 10.6 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto, upon any breach or default of any other party hereto under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or of an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall it be construed to be any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach or default under this Agreement or any waiver on the part of any party hereto of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party hereto, shall be cumulative and not alternative.

Section 10.7 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement in accordance with Article VIII, each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that prior to such termination, each Party shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement, this being in addition to any other remedy to which each Party is entitled at law or in equity.

Section 10.8 Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given (a) when hand-delivered to the other party, upon delivery; (b) when sent by email, upon receipt of confirmation of error-free transmission; (c) five (5) Business Days after deposit in the mail as air mail or certified mail, receipt requested, postage prepaid and addressed to the other party as set forth below; or (d) two (2) Business Days after deposit with an overnight delivery service, postage prepaid, addressed to the party as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. Each party communicating hereunder by email shall promptly confirm by telephone with the party to whom such communication was addressed the receipt of each communication made by it by email pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given herein, or designate additional addresses, for purposes of this Section 10.8, by giving the other party written notice of the new address in the manner set forth above:

If to the Purchaser, to:

c/o NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

Email: ***

Attention: Calvin Jin

If to the Seller, to:

601 St. George’s Building, 2 Ice House Street, Central, Hong Kong

Email: ***

Attention: Brian Liu; Alex Chan

If to the Founder or the Founder Holdco, to:

Flab B, 8/F, Tower 5, Providence Peak, 8 Fo Chun Rd

Tai Po, N.T., Hong Kong

Email: ***

If to the Company, to:

Unit 12-16, 15/F, Metropole Square, 2 On Yiu Street

Shatin, N.T., Hong Kong

Email: ***

Attention: Ng Hak Yiu

Section 10.9 Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use their best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most closely reflects the parties’ intent in entering into this Agreement.

Section 10.10 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as provided in Section 9.2 hereof, a Person who is not a party to this Agreement shall not have any right under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) to enforce any term of this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by (i) the Seller, directly or indirectly (by operation of law or otherwise), without the prior written consent of the Purchaser, and (ii) the Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the Seller, and any attempted assignment in violation of this Section 10.10 shall be void; provided, that the Purchaser may in all circumstances assign its rights and obligations under this Agreement to any of its Affiliates.

Section 10.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile and e-mailed copies of signatures in portable document format (PDF) shall be deemed to be originals for purposes of executing this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

PURCHASER:

DADA AUTO

By:	/s/ DAI Zhen
Name: DAI Zhen (戴震)
Title: Director

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

SELLER:

BENOI ROAD LIMITED

By:	/s/ LIU Wui Hang
Name: LIU Wui Hang (Brian LIU)
Title: Authorized signatory

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

FOUNDER HOLDCO:

POWERTECH HOLDINGS COMPANY LIMITED

By:	/s/ LAU Kit Yan
Name: LAU Kit Yan
Title: Director

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

FOUNDER:

MR. NG HAK YIU

/s/ NG Hak Yiu

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

COMPANY:

SINOPOWER HOLDINGS INTERNATIONAL CO. LIMITED

By:	/s/ NG Hak Yiu
Name: NG Hak Yiu
Title: Director

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

SCHEDULE A

CERTAIN SHAREHOLDER RIGHTS

Section 1 PREEMPTIVE RIGHTS

1.1	Restrictions.

(a)

Except as provided under Section 1.1(c), the Company shall not issue any Equity Securities of any type or class (“Issuance Securities”) to any Person (the “Proposed Recipient”) unless the Company has offered each Preemptive Rightholder in accordance with the provisions of this Section 1 the right to purchase such Preemptive Rightholder’s Pro Rata Share of such Issuance Securities for a per unit consideration, payable solely in cash, equal to the per unit consideration to be paid by the Proposed Recipient and otherwise on the same terms and conditions as are offered to the Proposed Recipient.

(b)

“Preemptive Rightholder” means each shareholder of the Company that is (i) the Purchaser, (ii) the Seller or (iii) an Affiliate of the Purchaser or of the Seller. “Pro Rata Share” of a Preemptive Rightholder with respect to Issuance Securities at any time shall be calculated as the product of (i) the number of Issuance Securities and (ii) a fraction, the numerator of which is the total number of Shares then held by such Preemptive Rightholder and the denominator of which is the total number of Shares then held by all Preemptive Rightholders, in each case (for both the numerator and the denominator) on an as-converted, fully diluted basis as of the date of the Preemptive Offer Notice.

(c)

The restrictions set out in Section 1.1(a) shall not apply to (i) any issuance of Equity Securities pursuant to a duly approved equity incentive plan, (ii) any issuance of Equity Securities in connection with a duly approved business acquisition by the Company, whether by merger, consolidation, amalgamation or other business combination transaction, joint venture, sale or exchange of securities or other similar transaction involving the Company or a Group Company, and (iii) any issuance of Equity Securities in connection with any share split, share dividend, subdivision, combination, reclassification or other similar event in which all Shares are entitled to participate on a pro-rata basis.

1.2	Preemptive Offer Notice.

(a)

Not less than 20 days before a proposed issuance of securities other than in connection with an issuance permitted under Section 1.1(c) (a “Proposed Issuance”), the Company shall deliver to each Preemptive Rightholder a written notice (a “Preemptive Offer Notice”), which shall set forth (i) the number, type and terms of such Issuance Securities, (ii) the consideration to be received by the Company in connection with the Proposed Issuance and (iii) a summary of any other material terms and conditions of the Proposed Issuance, including the name of the Proposed Recipient and the proposed issuance date.

(b)

The Company shall, by delivering the Preemptive Offer Notice, offer each Preemptive Rightholder the option to acquire all or any portion of such holder’s Pro Rata Share of the Issuance Securities (the “Preemptive Offer”). The Preemptive Offer shall remain open and irrevocable for the period set forth below (and, to the extent that the Preemptive Offer is accepted during such period, until the consummation of the issuance contemplated by the Preemptive Offer).

1.3	Exercise of Preemptive Rights.

(a)

Each Preemptive Rightholder shall have the right, exercisable by such holder through the delivery of a written notice (a “Preemptive Acceptance Notice”) to the Company within a period of 15 days after the date of the Preemptive Offer Notice (the “Preemptive Acceptance Period”), to purchase up to its Pro Rata Share of the Issuance Securities at the purchase price and on the terms and conditions stated in the Preemptive Offer Notice. Each Preemptive Acceptance Notice shall specify the maximum number of Issuance Securities such Preemptive Rightholder will purchase. The failure of a Preemptive Rightholder to give a Preemptive Acceptance Notice within the Preemptive Acceptance Period shall constitute a waiver of such Preemptive Rightholder’s preemptive rights under this Section 1.3 with respect to the relevant Preemptive Offer.

(b)

All sales of Issuance Securities to the Preemptive Rightholders subject to any Preemptive Offer Notice shall be consummated contemporaneously at the offices of the Company on a mutually agreed Business Day within 20 Business Days after the expiration of the Preemptive Acceptance Period. The delivery by the Company of an updated register of members and share certificates or other instruments, if any, evidencing such Issuance Securities shall be made on such date against payment of the purchase price for such Issuance Securities. Nothing in this Section 1 shall be construed to impose a maximum number of Shares issuable to the Purchaser or its Affiliates so long as the right of the Preemptive Rightholders that are not the Purchaser or Affiliates thereof to subscribe for up to its applicable Pro Rata Share is honored.

(c)

If any Issuance Securities set forth in the Preemptive Offer Notice remain unpurchased or unsubscribed after all of the Preemptive Rightholders have either exercised or waived their respective preemptive rights under this Section 1.3, then the Company may issue all or any portion of such remaining Issuance Securities, at a price not less than the purchase price and on terms and conditions not more favorable to the Proposed Recipient than the purchase price, terms and conditions stated in the Preemptive Offer Notice, at any time within 90 days after the expiration of the Preemptive Acceptance Period (the “Issuance Period”). In the event that any of such remaining Issuance Securities is not issued during the Issuance Period, the right of the Company to issue such remaining Issuance Securities shall expire and the obligations of the Company under this Section 1 shall be revived and such remaining Issuance Securities shall not be issued unless first re-offered to the Preemptive Rightholders in accordance with this Section 1.

Section 2 RESERVED MATTERS

2.1

Reserved Matters. For so long as the Seller remains a holder of 7% of the issued and outstanding shares of the Company, the Company shall not take any of the following actions without the Seller’s prior written consent:

(a)	engage in a line of business other than solar energy or electric vehicle charging;

(b)	disposal of all or substantially all of the assets of the Group Companies taken as a whole;

(c)	effect a statutory merger;

(d)	effect a significant restructuring of its business with its creditors; or

(e)	effect a voluntary liquidation or winding up of the Company.

Section 3 DRAG ALONG

3.1

Drag-Along Rights. In the event that a Drag-Along Person approves a proposed Trade Sale to a third party (a “Drag-Along Transaction”), upon written notice from the Drag-Along Person requesting them to do so, each shareholder of the Company shall (i) vote or give his or its written consent with respect to all the Shares held by him or it, and cause any director of the Company appointed by him or it to vote, in favor of such proposed Drag-Along Transaction and in opposition of any proposal that would reasonably be expected to delay or impair the consummation of any such proposed Drag-Along Transaction; (ii) refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to or in connection with such proposed Drag-Along Transaction; (iii) transfer such percentage of securities agreed by the Drag-Along Persons on the same terms as the Drag-Along Persons in the event that a proposed Drag-Along Transaction is structured as a share transfer; and (iv) take all actions reasonably necessary to consummate the proposed Drag-Along Transaction. A “Drag-Along Person” means the Purchaser (or any of its Affiliates that is a shareholder of the Company), so long as the Purchaser and its Affiliates together hold a majority of the issued and outstanding shares of the Company. “Trade Sale” means (i) a transaction or series of related transactions (including any consolidation, amalgamation, scheme of arrangement or merger of the Company with or into any other Person or other corporate reorganization) in which a Person, or a group of Persons, acquires any Equity Securities of the Company such that, immediately after such transaction or series of related transactions, such Person or group of related Persons (a) holds Equity Securities of the Company representing at least fifty percent (50%) of the outstanding voting power of the Company or (b) otherwise acquires Control of the Company, (ii) a sale, Transfer, lease or other disposition of all or substantially all of the assets of the Group Companies taken as a whole (or any series of related transactions resulting in such sale, Transfer, lease or other disposition of all or substantially all of the assets of the Group Companies taken as a whole) to a Person or a group of Persons, or (iii) the exclusive licensing of all or substantially all of intellectual properties of the Group Companies taken as a whole.

3.2

Put Option. Without prejudice to the other provisions hereof, after the Drag-Along Persons have approved the Drag-Along Transaction, in the event that any shareholder of the Company (the “Dissenting Member”) refuses to vote in favor of the Drag- Along Transaction or participate in the Drag-Along Transaction in violation of Section 3.1, each Drag-Along Person and each other shareholder who votes for and agrees to participate in the Drag-Along Transaction (the “Consenting Member”) shall have the right, in addition to any other right to seek an injunction, specific performance or other equity relief to prevent breaches of, and/or enforce Section 3.1, to require the Dissenting Member to purchase in cash up to all of the Shares held by such Consenting Member at a price per Share equal to the amount that such Consenting Member would have received in respect of a Share had the Company been sold for cash in the Drag-Along Transaction and the full proceeds therefrom available for distribution to the members of the Company were distributed to the members. The Dissenting Member shall also reimburse such Consenting Member for any and all reasonable fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of such rights of such Consenting Member under this Section 3.2. Within fifteen (15) days after a Consenting Member delivers a notice to the Dissenting Member exercising the option created hereby, such Consenting Member shall deliver to the Dissenting Member the certificate or certificates representing Shares to be sold under this Section 3.2 by such Consenting Member properly endorsed for transfer, if certificated, and the Dissenting Member shall pay immediately the aggregate purchase price therefor and the amount of reimbursable fees and expenses, in each case, as provided for under this Section 3.2, in cash or by other means acceptable to such Consenting Member.

3.3

If (i) the Drag-Along Person chooses not to exercise the drag-along right in a Drag-Along Transaction and (ii) the Seller remains a shareholder of the Company, then the Seller shall have a tag-along right to sell its Tag-Along Shares to the same proposed transferee at the same price per share in the same transaction. “Tag-Along Shares” means the number of Shares then held by the Seller multiplied by a fraction, the numerator of which is the number of Shares proposed to be sold by the Purchaser in the Drag-Along Transaction and the denominator of which is the total number of Shares then held by the Purchaser and its Affiliates.

Section 4 BOARD COMPOSITION

4.1

The Board shall consist of five (5) directors: (i) the Purchaser shall be entitled to appoint three (3) directors to the Board, one (1) of which shall be the chairman of the Board, (ii) the Seller shall be entitled to appoint one (1) director to the Board for so long as the Seller holds 7% of the issued and outstanding shares of the Company, and (iii) the Founder Holdco shall be entitled to appoint one (1) director to the Board for so long as the Founder Holdco is a shareholder of the Company.

4.2	Each director shall be entitled to one (1) vote.

4.3	Each member of the Board shall receive customary and usual indemnification protections.

Section 5 INFORMATION RIGHT

5.1

For so long as the Seller holds 1% of the issued and outstanding shares of the Company, the Seller shall have the right to inspect the books and records of the Company and the Group Companies during business hours with reasonably advance notice, subject to the Company’s confidentiality obligations and reasonable need to safeguard its trade secrets.

5.2

For so long as the Seller is a shareholder of the Company, the Seller shall have the right to regularly receive copies of the management accounts and financial statements of the Company to the extent necessary for the Seller’s fund management or reporting purposes.

Section 6 TRANSFER RESTRICTIONS

6.1

For the avoidance of doubt, a shareholder of the Company shall have the right to transfer the Shares to any Person unless expressly restricted by the terms of this Agreement (including Section 6.13 (Lock Up)).

Section 7 TRANSACTIONS WITH RELATED PARTIES

7.1

In the event that a transaction put before the Board or the shareholders for consideration and approval is a transaction with Related Parties, the nature and circumstances of the conflict of interest shall be fully and fairly disclosed prior to the vote.

SCHEDULE B

COMPANY DISCLOSURE SCHEDULE

EXHIBIT A

FORM OF INSTRUMENT OF TRANSFER AND BOUGHT AND SOLD NOTES

EXHIBIT B

FORM OF EMPLOYMENT AGREEMENTS

EXHIBIT C

FORM OF DEED OF NON-COMPETITION

EXHIBIT D

FORM OF OPTION AWARD AGREEMENT

EXHIBIT E

FORM OF DEEDS OF RELEASE